ONE HORIZON GROUP, INC.

Weststrasse 1, Baar  Switzerland

August 19, 2014

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE, Mail Stop 4546
Washington, DC 20549

Attention:  Larry Spirgel
Assistant Director

Re:	One Horizon Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed April 15, 2014
Form 10-Q for the Fiscal Quarter Ended March 31, 2014
Filed May 20, 2014
File No. 001-10822

Dear Mr. Spirgel:

This letter is provided in response to your letter dated August 11, 2014 regarding the above-referenced filings of One Horizon Group, Inc. (the “Company”).  The Company’s responses are set forth below to the items noted by the staff in your letter.  Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used in the responses below refer to the Company.

Form 10-K for the Fiscal Year Ended December 31, 2013

Directors and Executive Officers, page 34

1.
In future filings, please be sure to include descriptions of each director’s or nominee’s business experience to discuss his or her “experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant…in light of the registrant’s business and structure.” Refer to Item 401(e) of Regulation S-K.

Response: Pursuant to your comment, we will include in our future filings descriptions of each director’s or nominee’s business experience to discuss his or her “experience, qualifications, attributes or skills that led to the conclusion that the person should server as a director for registrant…in light of the registrant’s business and structure.”

Form 10-Q for the Quarterly Period Ended March 31, 2014

Changes in Internal Control over Financial Reporting, page 24

2.
You state that you have established a number of remediation measures for the material weaknesses in your internal control procedures, but provide no update on the progress of those measures. In future filings, please provide updated disclosure on your remediation of these weakness.

Response: Pursuant to your comment, we will provide updated disclosure of the progress of our remediation measures for the material weaknesses in our control procedures in future filings.

We are also hereby providing the following acknowledgements and representations:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that you may have additional comments and thank you for your attention to this matter.

Very truly yours,

One Horizon Group, Inc.

/s/ Brian Collins
Brian Collins, the Chief Executive Officer